October 19, 2007

CORRESPONDENCE

By EDGAR and Airborne Express

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ms. Ellie Quarles

Re:	Consolidated Edison, Inc.

Definitive 14A

Filed April 11, 2007

File No. 1-14514

Dear Ms. Quarles:

On August 22, 2007, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filing. On September 18, 2007, we requested and received an extension until October 19, 2007 to respond to the comments. Our responses to the comments are provided below following the Division’s comments.

In certain of our responses to your comments, we indicate that we will provide additional disclosures in future filings. The actual disclosure we make in the future filings will necessarily be determined at the time of the filings and will reflect developments, including any changes in the Company’s compensation practices and plans or the Commission’s disclosure requirements.

Standing Committees of the Board, page 10

The Corporate Governance and Nominating Committee, page 11

1.	Comment: You state that you have retained a third-party search firm to identify director candidates. Please provide the disclosure required by Item 407(c)(2)(viii) of Regulation S-K.

Response: In addition to disclosing: “The Committee retains a professional search firm to identify director candidates”, future filings will include the following:

“The search firm assists the Committee in developing criteria for potential Board members to complement the Board’s existing strengths. Based on such criteria, the firm also provides the Committee for its review and consideration lists of potential candidates with background information. After consulting with the Committee, the firm further screens and interviews candidates as directed by the Committee to determine their qualifications, interest and any potential conflicts of interest and provides its results to the Committee.”

2.	Comment: Please disclose whether there are any differences in the manner in which the corporate governance and nominating committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. See Item 407(c)(2)(vi) of Regulation S-K.

Response: In future filings, we will include the following:

“There are no differences in the manner in which the Committee will evaluate candidates recommended by stockholders. The Committee will make an initial determination as to whether a particular candidate meets the Company’s criteria for board membership, and will then further consider candidates that do.”

The Management Development and Compensation Committee, page 12

3.	Comment: Provide a materially complete description of the nature and scope of the compensation consultant’s assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. Also disclose whether the compensation consultant determines or recommends the amount or form of executive and director compensation. See Item 407(e)(3)(iii) of Regulation S-K.

Response: In future filings we will include the following:

“The Management Development and Compensation Committee (the Committee) has the authority under its charter to hire advisors to assist it in its compensation decisions. It has retained Mercer (formerly Mercer Human Resource Consulting) to provide information, analyses, and objective advice regarding executive and director compensation. The Committee has directed Mercer to:

•	Assist the Committee in the development of a group of peer companies for the purposes of compensation and the vesting of a portion of the long-term incentive awards for employees;

•

Compare the Company’s Chief Executive Officer’s base salary, annual incentive and long-term incentive compensation to that of the chief executive officers of the identified peer group and broader industry;

•	Advise the Committee on the other Named Executive Officers’ base salaries and target award levels within the annual and long-term incentive program;

•	Advise the Committee on the design of the Company’s annual and long-term incentive plans and also provide advice on the administration of the plans;

•	Advise the Committee on the number and scope of performance measures and target performance levels, maximums and minimums for the annual and long-term incentive programs;

•	Brief the Committee on executive compensation trends among the Company’s peers and broader industry; and

•	Assist with the preparation of the Compensation Discussion and Analysis for this proxy statement.

For the Corporate Governance and Nominating Committee, Mercer also was directed to compare the Company’s non-employee director compensation program relative to a peer group.

All of the decisions with respect to determining the amount or form of executive compensation under the Company’s executive compensation programs are made by the Committee and may reflect factors and considerations in addition to the information and advice provided by Mercer. All of the decisions with respect to determining the amount or form of director compensation under the Company’s director compensation programs are made by the Corporate Governance and Nominating Committee and approved by the Board. The decisions may reflect factors and considerations in addition to the information and advice provided by Mercer.”

As indicated on page 23 of the proxy statement, management retained a benefits compensation consultant in 2005 to review the competitiveness of the benefits provided under the retirement plan and savings plan. In future filings, if we continue to discuss this review, we will supplement our disclosure to identify Towers Perrin as the consultant and describe the material elements of the instructions or directions given to Towers Perrin.

4.	Comment: You state that the compensation committee may solicit compensation recommendations from the chief executive officer. Please expand this disclosure to discuss fully the role of the chief executive officer in determining or recommending the amount or form of executive or director compensation. See Item 407(e)(3)(ii) of Regulation S-K.

Response: On page 21 of the proxy statement we indicated that:

“In addition to considering survey data provided by the independent compensation consultant, the Committee also considers the following factors in setting base salary, target annual cash incentive compensation and target long-term incentive award values for the Named Executive Officers: (i) recommendations from the CEO for the Named Executive Officers (other than the CEO) based on their individual performance, experience and potential to contribute towards Company performance; (ii) the individual performance of the Named Executive Officers, their potential contribution towards the Company’s long-term performance and the scope of their individual responsibilities and (iii) whether the components of a Named Executive Officer’s compensation align with the Program’s overall objective to link compensation to key measures of the Company’s long-term performance and the delivery of shareholder value.”

In future filings, we will expand our disclosure (quoted above) to add:

“The role of the CEO with respect to determining the amount or form of the compensation of the other Named Executive Officers is to provide his recommendation to the Committee. The CEO takes into account the survey data provided by Mercer. The Committee makes all decisions regarding the amount or form of compensation. The CEO is not present when the Committee determines his compensation.

The Corporate Governance and Nominating Committee reviews Board and committee compensation annually and recommends changes, if appropriate, to the Board. The CEO is the Chairman of the Board and together with the other Board members considers the recommendations of the Committee.”

Compensation Discussion and Analysis Report, page 16

5.	Comment: We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Burke’s salary, non-equity incentive compensation and equity-based awards were significantly higher than amounts awarded to the other continuing named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Response: In future filings, we will add the following disclosure:

“There are no material differences in the Company’s compensation policies for each named executive officer.”

The Company competes with the peer Companies and other large companies to attract and retain executives, and to do so must offer compensation that reflects this competitive market. The Committee determines each named executive officer’s compensation based on the compensation of those in similar positions at peer companies and various factors as described on pages 16 and 17 of the proxy statement (quoted below). The Committee’s decision to award different amounts of compensation to each of the Company’s named executive officers reflects the differences in amounts of compensation awarded to executive officers at peer companies. For example, the CEO of the Company is compared with CEOs in the peer group and the CFO of the Company is compared with CFOs in the peer group. Internal comparisons are not made between these positions.

On pages 16 and 17 of the proxy statement we indicated that:

“The Program also seeks to provide base salary, target annual cash incentive awards and target long-term incentive award values that are competitive with median levels of compensation provided by a peer group of companies that reflect the nature of the Company’s business and its gross revenue, based on available survey data. …In addition to considering survey data provided by the independent compensation consultant, the Committee also considers the following factors in setting base salary, target annual cash incentive compensation and target long-term incentive award values for the Named Executive Officers: (i) recommendations from the CEO for the Named Executive Officers (other than the CEO) based on their individual performance, experience and potential to contribute towards Company performance; (ii) the individual performance of the Named Executive Officers, their potential contribution towards the Company’s long-term performance and the scope of their individual responsibilities and (iii) whether the components of a Named Executive Officer’s compensation align with the Program’s overall objective to link compensation to key measures of the Company’s long-term performance and the delivery of shareholder value. …The Committee determines the annual rate of base salary for each Named Executive Officer based on an evaluation of the individual’s performance, experience, scope of responsibilities, level of pay compared to executives holding equivalent positions in the 2006 Compensation Peer Group as provided in the survey data and, for each Named Executive Officer (other than the CEO), recommendations of the CEO....”

6.	Comment: Throughout this section, you indicate that you consider a named executive officer’s individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer’s individual performance or contribution and describe the elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K. Please include a discussion and analysis of the factors the compensation committee considered in establishing personal objectives for Mr. Burke. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

Base Salary

In future filings, we will expand our disclosure (quoted below) to add:

“In setting base salary for the Company’s named executive officers, including Mr. Burke, the Committee made a general assessment of each individual officer’s performance of his or her responsibilities.”

As indicated in the proxy statement starting at the bottom of page 17:

“The Committee determines the annual rate of base salary for each Named Executive Officer based on an evaluation of the individual’s performance, experience, scope of responsibilities, level of pay compared to executives holding equivalent positions in the 2006 Compensation Peer Group as provided in the survey data and, for each Named Executive Officer (other than the CEO), recommendations of the CEO. Effective January 1, 2006, base salary merit increases for the Named Executive Officers as a group increased by an average of 5.5% over year-end 2005 base salaries. This included increases for Messrs. Burke and Rana, reflecting their recent promotions, and whose base salaries were below a reasonable range of the median of base salary paid to executives holding equivalent positions in the 2006 Compensation Peer Group. The 2006 base salary of each Named Executive Officer is set forth in the ‘Salary’ column of the Summary Compensation Table on page 26 of the Proxy Statement.

While the Committee does not target base salary levels to a specific level, for 2006, the Committee determined that the base salaries of the Named Executive Officers (other than Mr. McMahon) were generally within a reasonable range of the median of base salary paid to executives holding equivalent positions in the 2006 Compensation Peer Group. Mr. McMahon’s position is unique to the Company because of management’s decision, with the Committee’s agreement, to rotate Mr. McMahon’s job position. There are no equivalent executive positions in the 2006 Compensation Peer Group for comparison purposes. Although appropriate survey data are not available, the Committee has determined that Mr. McMahon’s base salary level is reasonable and appropriate.”

Annual Incentive Plans

The proxy statement, beginning on page 18 and continuing through page 20, contains a discussion of how the target incentive pools are established and awards determined. In future filings, we will supplement this disclosure with the following in addition to the supplemental information we will provide in response to comment 8:

“Individual performance is taken into consideration in setting annual incentive compensation through the establishment of financial and operating objectives for which the Company’s named executive officers have individual and collective responsibility. For Messrs. Burke, Rana and Hoglund, their annual incentive reflected a 40 percent individual performance component, which was determined based on the Committee’s general assessment.”

7.	Comment: Please avoid reliance on defined terms when referring to your short- and long-term compensation plans, deferred compensation plans and retirement plans. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided.

Response: We will do so in future filings. For example, “EIP,” “ATIP” and “AIP” would each be described as an “annual incentive plan.”

Annual Incentive Plans, page 18

8.	Comment: You have not provided quantitative or qualitative disclosure of the financial and operating objectives for the annual incentive plans for 2006 or 2007 and the performance goals for the restricted stock units for the 2006-2008 performance period. Please disclose the specific items of company performance and how your incentive awards are specifically structured around the performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b).

Response: The proxy statement, beginning on page 18 and continuing through page 20, contains a discussion of how the target incentive pools are established and awards determined.

In future filings, we will supplement this disclosure with the following:

“For Con Edison of New York and Orange and Rockland Utilities, Inc., the target incentive pools are calculated as follows:

Base Salary	X	Target Percentage	X	Weighting Earned

‘Base salary’ is the annual base salary of each of the eligible officers as of December 31st.

‘Target percentage’ varies based on position. The CEO’s target is 100% of base salary; the target for presidents of CEI’s subsidiaries is 80% of base salary; the target for senior vice presidents is 50% of base salary; and vice presidents have a target of 35%.

‘Weighting earned’ is the sum of the weightings earned for net income, operating budget, and operating objectives, which for Con Edison of New York were as follows for 2006:

	Target	Actual	Target weighting	Weighting earned (a)
Net Income (Million)	$716	$686	50%	37.5%
Operating budget (Million)	$1,118	$1,168	20%	8.0%
Operating objectives(b)			30%	30.0%

Total			100%	75.5%

(a)	The weighting earned ranges from zero to 120 percent of the target weighting based on actual performance. If net income is less than or equal to 90 percent of the target no incentive awards are made.
(b)	The operating objectives include employee safety; electric, gas and steam system performance; customer service; environmental compliance; and employee development objectives.

For Orange and Rockland Utilities Inc., the weightings earned for net income, operating budget, and operating objectives were as follows for 2006:

	Target	Actual	Target weighting	Weighting earned (a)
Net Income (Million)	$44.0	$45.3	50%	53.0%
Operating budget (Million)	$163.1	$162.0	20%	22.2%
Operating objectives(b)			30%	24.0%

Total			100%	99.2%

(a)	The weighting earned ranges from zero to 120 percent of the target weighting based on actual performance. If net income had been less than or equal to $39.2 million no incentive awards would have been made.
(b)	The operating objectives include employee safety; electric and gas system performance; and customer service objectives.”

We will disclose 2007 information in next year’s proxy statement. We do not believe that the 2007 information would assist investors in understanding the Company’s 2006 compensation policies and decisions. Please see our response to comment 16 for a discussion of the restricted stock units for the 2006-2008 performance period.

9.	Comment: If you believe that disclosure of these performance goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. If you determined incentive amounts based upon a historical review of the predictability of your performance objectives, please addresses the relationship between historical and future achievement.

Response: We will include in future filings tables that show the annual incentive plans’ specific financial performance targets (net income and operating budget) and related performance and the actual overall operating performance that were taken into account in establishing the target incentive pools as shown in our response to comment 8. We believe that the plans’ specific operating performance targets (which relate to safety, operational, customer satisfaction, environmental and employee development matters) are not material to an understanding by the Company’s investors of the compensation provided under the plans. The operating performance targets, which are expected to be reviewed each year and revised as appropriate, are designed to encourage sustained or improved performance regarding specific matters, among the many matters, that are important to day-to-day operations. We did include the following statement on page 20 of the proxy statement to illustrate how difficult it was to achieve the annual incentive plans’ performance targets:

“Over the past three years, the amounts awarded to all participants as a group under the EIP and ATIP ranged from 75% to 112% and from 95% to 106% of target awards, respectively.”

10.	Comment: Please provide additional analysis about how you determine the amount of compensation you will pay under the annual incentive plans and the long-term incentive plan. See Item 402(b)(1)(v) of Regulation S-K. Please provide a more focused discussion that not only sets forth the amount of compensation awarded under these plans but also provides substantive analysis and insight into how the compensation committee determined the specific payout amounts. Please provide a materially complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the plans. In addition, please specify the percentage of each named executive officer’s base salary that may be awarded as compensation under the annual incentive plans and the long-term incentive plan.

Response: The proxy statement, beginning on page 18 and continuing through page 22, contains a discussion of how compensation under the annual and long term incentive plans was determined that included the following:

“For 2006, the Committee set the range of the annual incentive awards that each Named Executive Officer … would be eligible to receive based on the individual’s experience, potential contribution to the Company and a review of comparable positions in the 2006 Compensation Peer Group. The awards are designed to provide a competitive level of compensation if the Named Executive Officer achieves the target financial and operating objectives (as discussed below) established by the Committee.” (page 19 of proxy statement)

“The Committee determines the target long-term incentive award value for each Named Executive Officer through an analysis of the value of awards granted to executives holding equivalent positions in the 2006 Compensation Peer Group and the Named Executive Officer’s experience level and potential contribution to the performance of the Company.” (page 21 of proxy statement)

In future filings we will add the following:

“Annual Incentive Awards:

	Target	Earned
Mr. Burke (a)
Total weighting	100%	75.5%
Target (100% of salary)	$1,000,000
Award earned		$755,000

Mr. Hoglund (a)
Total weighting	100%	85.6%
Target (50% of salary)	$267,500
Award earned		$229,100

Mr. Rana (a)
Total weighting	100%	81.4%
Target (80% of salary)	$475,200
Award earned		$386,800

Mr. McMahon (b)
Total weighting	100%	99.2%
Target (80% of salary)	$532,000
Award earned		$500,000 ”

(a)	For Messrs. Burke, Hoglund and Rana, the award earned was based on performance with respect to the following objectives: Con Edison of New York’s net income, performance within Con Edison of New York’s operating budget, operating objectives and individual performance, which were assigned target weightings of 15%, 20%, 25% and 40%, respectively.
(b)	For Mr. McMahon, the award earned was based on performance with respect to the following objectives: O&R’s net income, performance within O&R’s operating budget and operating objectives, which were assigned weightings of 50%, 20% and 30%, respectively; and adjusted to reflect Committee discretion.

For 2006, the targeted percentage of each named executive officer’s salary under the annual incentive plan was as follows: Mr. Burke—100%; Mr. Hoglund—50%; Mr. Bram—60%; Mr. Rana—80%; and Mr. McMahon—80%.

For 2006, the targeted percentage of each named executive officer’s salary under the long-term incentive plan was as follows: Mr. Burke—350%; Mr. Hoglund—65%; Mr. Bram—65%; Mr. Rana—100%; and Mr. McMahon—100%.”

Payment of amounts, under the long-term incentive plan, with respect to restricted stock units for the 2006-2008 performance period will be discussed when payment decisions are made following the end of the performance period.

11.	Comment: Your discussion regarding the incentive pool targets is unclear. Please consider presenting this disclosure in a tabular format that clearly identifies the manner in which awards are determined.

Response: In future filings, we will present the disclosure in a tabular format as shown in our response to comment 8.

Long-Term Incentive Compensation, page 20

12.	Comment: Please discuss how you allocate long-term compensation among the different types of awards you may grant. See Item 402(b)(2)(iii) of Regulation S-K.

Response: We included the following discussion of how we allocated long-term compensation among the different types of awards starting on the bottom of page 21 of the proxy statement:

“For 2006, the Committee determined that, generally, the value of long-term incentive awards should be divided between stock options and Performance RSUs based on the Committee’s assessment that the mixture of stock options and Performance RSUs achieved the Program’s objectives of tying incentive compensation to Company performance and delivering shareholder value. The Committee also determined that this blended structure focused Named Executive Officers on increasing shareholder value and emphasizes the importance of relative performance as compared to the 2006 Compensation Peer Group. The Committee determines the target long-term incentive award value for each Named Executive Officer through an analysis of the value of awards granted to executives holding equivalent positions in the 2006 Compensation Peer Group and the Named Executive Officer’s experience level and potential contribution to the performance of the Company.”

In next year’s proxy statement, we will include the following:

“For 2007, the Committee reviewed the long term incentive compensation element of the Program and determined that its objective of increasing shareholder value by emphasizing the importance of relative performance would be better served by granting long-term incentive awards consisting solely of Performance RSUs instead of a mixture of stock options and Performance RSUs as was done for 2006. The rationale behind the change included the lower price volatility of the Company’s common stock due to an emphasis on dividends, changes in accounting rules that now require recognition of compensation expense when stock options are granted at fair value and higher perceived value among employees of long term incentive awards consisting of restricted stock.”

Stock Purchase Plan, page 23

13.	Comment: You disclose that management retained a benefits compensation consultant in 2005 to review the competitiveness of the benefits provided under the retirement plan and savings plan. Please identify the compensation consultant and discuss any action taken by management to change these plans as a result of the compensation consultant’s findings.

Response: In future filings, if we continue to discuss this review (which related to the benefits provided under the Retirement Plan and the Savings Plan), we will supplement our disclosure to identify Towers Perrin as the consultant and indicate that there were no changes made as a result of the review.

Severance and Change of Control Benefits, page 24

14.	Comment: Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Response: In future filings, we will supplement our disclosure (quoted below) to add:

“The compensation under the various circumstances that trigger payments or provision of benefits upon termination or a change in control was chosen to be broadly consistent with prevailing competitive practices.”

As indicated in the proxy statement starting on page 24:

“The Program provides for the payment of severance benefits upon certain types of employment terminations. Officers of the Company, including the Named Executive Officers (other than Messrs. Burke and McMahon), are provided benefits under the Consolidated Edison Severance Program for Officers (the “Severance Plan”). The severance benefits payable to Messrs. Burke and McMahon are set forth in their respective employment agreements. The employment agreements for Messrs. Burke and McMahon are described in the narrative to the Potential Payments upon Termination of Employment or Change in Control Tables for Messrs. Burke and McMahon on pages 40 and 44, respectively of the Proxy Statement and the Severance Plan is described in the Potential Payments upon Termination of Employment or Change in Control Table for Mr. Bram on page 47 of the Proxy Statement. Providing severance and change of control benefits assists the Company in attracting and retaining executive talent and reduces the personal uncertainty that executives are likely to feel when considering a corporate transaction. These arrangements also provide valuable retention incentives that focus executives on completing such transactions, thus, enhancing long-term shareholder value. As set forth in greater detail in the narrative to the Potential Payments upon Termination of Employment or Change in Control tables, the Company’s change of control provisions in the employment agreements with Messrs. Burke and McMahon and the change of control provisions under the Severance Plan provide that payments may be made only in the event that the Named Executive Officer’s employment is terminated in connection with a change of control.

The estimated severance benefits that the Named Executive Officers would be entitled to receive under the Severance Plan (or, in the case Messrs. Burke and McMahon, their employment agreements) are set forth in the Potential Payments upon Termination of Employment or Change in Control Table for each of the respective Named Executive Officers.”

Summary Compensation Table, page 26

15.	Comment: According to disclosure on page 19, the bonus awarded to Mr. Bram under the annual incentive plan is subject to satisfying financial and operating objectives. The disclosure on page 28 indicates that the compensation committee did not assign specific weights to the financial and strategic objectives applied to Mr. Bram, yet it appears that there were performance targets that he was required to satisfy to be awarded amounts under the annual incentive plan. It appears that the award would have been properly categorized as non-equity incentive plan compensation. Please refer to the definitions of “plan” and “non-equity incentive plan” contained in paragraphs (a)(6)(ii) and(iii) of the Item 402 of Regulation S-K. For additional guidance, refer to Question 4.02 of the February 12, 2007 update.

Response: We understood the term “incentive plan” as used in Item 402(a)(6)(iii) of Regulation S-K to include only plans under which compensation was determined with reference to specific pre-established quantitative performance targets. For 2006, Mr. Bram’s annual incentive plan compensation was not determined with reference to specific pre-established quantitative performance targets and therefore we did not consider his award to be under an “incentive plan.”

Grant of Plan-Based Awards, page 28

16.	Comment: You have disclosed that awards will not be earned if your performance does not meet certain thresholds; however, you have not disclosed the level of awards that will be earned if you perform at varying levels above the 25th percentile. Please disclose how you calculate the amount of restricted stock units that will be earned based on varying levels of company performance.

Response: In future filings, we will expand our disclosure (quoted below) to include a table comparable to the following to disclose, for the shareholder return component of the restricted stock units, the level of awards that will be earned at varying levels above the 25th percentile.

“Ratio of Company’s shareholder return vs. Standard & Poor’s Electric Utilities Index	Weighting earned
75th or greater	150%
70th	140%
65th	130%
60th	120%
55th	110%
50th	100%
45th	85%
40th	70%
35th	55%
30th	40%
25th	25%
Below 25th	0%”

As indicated starting on page 28 of the proxy statement:

“For 2006, the Committee granted Performance RSUs for the fiscal year 2006-2008 performance period (the “Performance Period”). Actual payouts of the Performance RSUs, if any, to Named Executive Officers… will be determined by a non-discretionary formula as follows: 50% of the target Performance RSUs will vest based on the average EIP payout over the Performance Period (or, in the case of Mr. McMahon, the average payout under the ATIP and, in the case of Mr. Bram, the average payout under the AIP) and the remaining 50% of the target Performance RSUs will vest based on the cumulative change in Company shareholder returns over the Performance Period compared to the S&P Electric Utilities Index as constituted on the date of grant (i.e., January 19, 2006). In the event that the utility companies that make up the S&P Electric Utilities Index change during the Performance Period, the Committee will continue to use the Index as constituted on the date of grant (except in the case of a business combination of entities that make up the S&P Electric Utilities Index, in which case the surviving entity disclosed in the Index will be used).

The performance formula weighs these two criteria equally. If the Company’s performance in shareholder returns over the Performance Period compared to the S&P Electric Utility Index is below the target level, then the full 50% of the target Performance RSUs will not be earned. If Company performance falls below the 25th percentile as compared to the S&P Electric Utility Index, then the Named Executive Officer will receive 0% of the target Performance RSUs that vest based on the Company’s performance in shareholder returns. Likewise, if the Company’s performance in EIP payouts (or, in the case of Messrs. McMahon and Bram, the ATIP payouts and the AIP payouts respectively) over the Performance Period is below the target level of payouts under the Annual Incentive Plan for such period, then the full 50% of the target Performance RSUs will not be earned. Results will be interpolated based on the performance level achieved.”

Grant of Plan-Based Awards, page 30

17.	Comment: It appears that you should have included a separate, adjoining column to the exercise or base price of options awards column that sets forth the price on January 19, 2006. See Item 402(d)(2)(vii) of Regulation S-K. Based on the disclosure on page 20, the exercise price would be the closing price on the trading day immediately preceding the grant date, a price that was less than the market price on January 19, 2006; therefore, please include a separate column setting forth the January 19, 2006 trading price.

Response: In future filings, we will include the requested information, which is shown in footnote 3 to the table, in a separate adjoining column of the table if the exercise price of any option award is less than the closing market price of the Company’s common stock on the date of the grant.

Nonqualified Deferred Compensation, page 36

18.	Comment: On page 36, you state that earnings on amounts contributed under the DIP reflect investment in accordance with participating employees’ investment decisions. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting corresponding disclosure.

Response: We do not believe that quantifying interest rates or other earnings measures applicable to the DIP are material factors necessary to an understanding of the DIP. In future filings, we will include disclosure comparable to the following:

“There were no above-market or preferential earnings with respect to the Deferred Income Plan. Individuals participating in the Deferred Income Plan may elect to have their account balances credited with a return that is benchmarked to numerous investment funds institutionally managed by the Nationwide Insurance Company. Participants may change their investment allocation once per calendar quarter.”

Nonqualified Deferred Compensation Table, page 37

19.	Comment: Please include a footnote to the table quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the summary compensation table and amounts in the aggregate balance at last fiscal year end were reported as compensation in the summary compensation table for previous years. See the Instruction to Item 402(i)(2) of Regulation S-K. You include disclosure in footnote (1) but the footnote does not make clear where amounts set forth in the column had been reported.

Response: In future filings, footnote 1 will apply not just to the “Executive Contributions in Last FY” column, as was done last year, but also to the “Registrant Contributions in Last FY” and “Aggregate Earnings in Last FY” columns and will be revised to read substantially as follows (with such further changes as may be determined at the time to be appropriate):

“For each Named Executive Officer, the amounts set forth under “Executive Contributions in Last FY” are reported in either (i) the “Salary” column of the Summary Compensation Table; (ii) the “Value Realized Upon Vesting” column of the “Stock Awards” section of the Options Exercised and Stock Vested table or (iii) the “Bonus” column of the Summary Compensation Table of last year’s proxy statement. The amounts set forth under the “Registrant Contributions in Last FY” are reported in the “All Other Compensation” column of the Summary Compensation Table. No amounts set forth under “Aggregate Earnings in Last FY” have been reported in the Summary Compensation Table, as there were no above market or preferential earnings credited to any Named Executive Officer’s account.”

In future filings, we will also revise footnote 3 (which details, for each Named Executive Officer, the portions of the “Aggregate Balance at Last FYE” relating to executive contributions, company matching contributions and earnings) to add disclosure substantially as follows (with such further changes as may be determined at the time to be appropriate):

“For each Named Executive Officer, the amount set forth under “Aggregate Balance at Last FYE” excluding the amounts reported under “Executive Contributions in Last FY”, “Registrant Contributions in Last FY” and “Aggregate Earnings in Last FY”, has been previously reported in the Summary Compensation Table for which such amounts relate. No amounts relating to earnings have been previously reported, as there were no above market or preferential earnings credited to any Named Executive Officer’s account.”

Director Compensation Table, page 39

20.	Comment: Please include a reference to the assumptions in your financial statements, footnotes to financial statements or management’s discussion and analysis related to the stock awards. See Instruction to Item 402(k) of Regulation S-K.

Response: As indicated in Note M to the Company’s financial statements in the Form 10-K, restricted stock units granted to directors are valued “using the closing price of Con Edison’s common stock on the business day immediately preceding the date of issue.” There are no assumptions used in this valuation. However, in future filings we will revise footnote 1 to the Director Compensation table to refer to Note M to the Company’s financial statements in the Form 10-K.

Consolidated Edison, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-1008 (tail@coned.com; telecopy: 212-677-0601) or Claude Trahan, Con Edison’s Vice President, Human Resources at 212-460-3999 (trahanc@coned.com).

Very truly yours,

/s/ Luther Tai
Senior Vice President
Consolidated Edison, Inc.

Cc:	Kevin Burke, Chairman, President and Chief Executive Officer

Robert Hoglund, Senior Vice President and Chief Financial Officer

Claude Trahan, Vice President, Human Resources